Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratio)

	Six months ended June 30,		Year ended
	2016	2015	2015	2014	2013	2012	2011

Fixed Charges:
Interest Expense	$34,695	$38,897	77,764	76,520	73,614	65,023	65,817
Interest Expense Included in Discontinued Operations	—	—	—	—	—	—	5,932

Total	34,695	38,897	77,764	76,520	73,614	65,023	71,749

Earnings:
Income from Continuing Operations and Gain on Sale of Real Estate Assets	90,453	49,232	172,922	41,211	72,198	59,534	83,640
Less Equity in Income of Unconsolidated Joint Ventures	(226)	(283)	(553)	350	3,676	(923)	(1,619)
Operating Distributions Received from Unconsolidated Joint Ventures	389	368	774	266	1,475	2,338	2,932
Fixed Charges	34,695	38,897	77,764	76,520	73,614	65,023	71,749
Less Preferred Dividends of Consolidated Subsidiaries	(8)	(8)	(15)	(15)	(15)	(15)	(15)

Total	$125,303	$88,206	$250,892	$118,332	$150,948	$125,957	$156,687

Ratio of Earnings to Fixed Charges:(1)(2)	3.6	2.3	3.2	1.5	2.1	1.9	2.2

(1)	Prior period amounts have been adjusted to conform with the current period presentation.
(2)	There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividendswas identical to the ratio of earnings to fixed charges for each period.